May 30, 2019

Raymond J. Pacini
Executive Vice President, Chief Financial Officer and Treasurer
RW Holdings NNN REIT, Inc.
3090 Bristol Street Suite 550
Costa Mesa, CA 92626

       Re: RW Holdings NNN REIT, Inc.
           Registration Statement on Form S-11
           Filed May 24, 2019
           File No. 333-231724

Dear Mr. Pacini:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sara von Althann at 202-551-3207 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate and
                                                            Commodities